UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

# Manual for Participation in Shareholders' Meetings

## Extraordinary Shareholders' Meetings

Date: December 16, 2011

Time: 11:00 a.m.

Santander

Santander
Banco Santander (Brasil) S.A.

SANB11
NÍVEL 2
BM&FBOVESPA

BSBR
LISTED
NYSE

INDEX

1.	Message from the Chairman of the Board of Directors	4
2.	Call Notice	5
3.	Participation of the shareholders in the ESM	6
3.1	Representation by power of attorney	6
4.	Matter to be resolved in the ESM	7
4.1.	to approve the proposal for amendment of the Company’s Bylaws in order to adapt its provisions to the new Regulation of Level 2 of BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros, pursuant to the proposal of the Company’s Board of Executive Officers and pursuant to the approval of its proposal by the Company’s Board of Directors, at the meetings held on November 09 and 10, 2011, respectively;	7
5.	List of Exhibits:
	Exhibit I Proposal by amendment of the Company’s Bylaws in order to adapt its provision to the new Regulation of Level 2	8
	Exhibit II. Related Documents and Links	58

GlossARY, Abbreviations and Defined Terms

For purposes of this Manual, the terms listed below shall have the meaning attributed to them, except as otherwise referred to herein.

Controlling Shareholder	Shareholder or group of shareholders bound by a shareholders’ agreement or under common control, and exercising the power to control the bank.

Shares	Comprise Common Shares and Preferred Shares, as defined below.

Common Shares	Common, registered, book-entry shares with no par value, free and clear of any encumbrances and liens, and issued by the bank.

Preferred Shares	Preferred, registered, book-entry shares with no par value, free and clear of any encumbrances, and issued by the bank.

AGE

Special shareholders’ meeting of the Bank, to be held on December 16, 2011.

BM&FBOVESPA	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros.

Company or Santander Brasil	Banco Santander (Brasil) S.A.

Board of Directors	The board of directors of the Company.

CVM	Comissão de Valores Mobiliários (Brazilian Securities Commission).
Executive Board	The Company’s executive board.

Call Notice	Call notice published by the Company on November 11, 2011, regarding the ESM to be held on December 16, 2011.

CVM Instruction No. 480/09	CVM Instruction No. 480, of December 7, 2009.

CVM Instruction No. 481/09	CVM Instruction No. 481 of December 17, 2009

Brazilian Corporate Law	Law No. 6404, of December 15, 1976, as amended.

Manual	Manual for participating at the extraordinary shareholders’ meeting of the Company.

Level 2	Special listing segment of the BM&FBOVESPA with differentiated corporate governance rules.

Level 2 Regulations	Regulations of Listing of Level 2 from BM&FBOVESPA Corporate Governance.

1. Message from the Chairman of the Board of Directors

Dear Shareholders,

I am very pleased to invite you to participate in the ESM of Santander Brasil, called for December 16, 2011 at 11:00 a.m., in the Auditorium of the head offices of the Company located at Avenida Presidente Juscelino Kubitschek Nos. 2041 and 2235 – 1st mezzanine – District of Vila Olímpia - São Paulo – State of São Paulo.

This Manual for participating on Shareholders’ meeting (“Manual”) we are publishing this Manual to assist our shareholders in taking decision, providing to you in advance relevant clarifications and orientation for voting.

On the Extraordinary Shareholders Meeting (ESM), we will resolve the proposal of amendment of the Company’s Bylaws in order to adapt its provisions to the new Regulation of Level 2 of BM&FBOVESPA.

In order to facilitate your analysis and appreciation of the matters to be resolved in the ESM, we have put the documents relative to the proposal of amendment of the Company’s Bylaws into the form of exhibits to this Manual, complying with the provisions of CVM Instructions No. 481.

We recommend careful reading of this Manual. We are at your disposal to clarify any doubts through our emails acionistas@santander.com.br  and ri@santander.com.br.

We hope that this Manual will fulfill its purpose of assisting you with clarification on the matters to be resolved in our ESM. We are counting on your participation in this important event of our Company.

Very truly yours,

Celso Clemente Giacometti Chairman of the Board of Directors

2. Call Notice

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) # 35.300.332.067

EXTRAORDINARY SHAREHOLDERS MEETING

CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. (the “Company”) are hereby invited, pursuant to article 124 of Law 6,404/76, for the Extraordinary Shareholders Meeting (“ESM”) to be held on December 16, 2011, at 11:00 a.m., at the Auditorium of the Company’s main place of business, at Avenida Presidente Juscelino Kubitschek, nº 2235 – 1st mezzanine – Vila Olímpia - São Paulo/SP, to resolve on the following Agenda: to APPROVE the proposal for amendment of the Company’s Bylaws in order to adapt its provisions to the new Regulation of Level 2 of BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros, pursuant to the proposal of the Company’s Board of Executive Officers and pursuant to the approval of its proposal by the Company’s Board of Directors, at the meetings held on November 9 and 10, 2011, respectively.

General Instructions:

1. Pursuant to Brazilian Securities & Exchange Commission (“CVM”) Instruction # 165/91, as amended by CVM  Instruction # 282/98, the minimum percentage of voting shares necessary to request the multiple voting process in order to elect members of the Board of Directors is five per cent (5%);

2. Company’s shareholders or their legal representatives shall attend the ESM carrying their properly identification documents. In the event the shareholder is represented by an attorney, the shareholders shall deposit at the Company´s main place of business (address indicated below), at least seventy two (72) hours before ESM the power of attorney duly granted as required by law; and

3. The documents relating to the matters to be examined and discussed in the ESM are available for the shareholders (i) at the Company’s main place of business, at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 - Bloco A - Vila Olímpia – São Paulo – SP, 9th floor – Corporate Legal Department, where they can be consulted in business days, from 10:00 a.m. to 4:00 p.m., and also on its websites (www.santander.com.br/ri and www.santander.com.br/acionistas); (ii) at Brazilian Securities & Exchange Commission, at Rua Sete de Setembro, 111, 5o floor Consultation Center, Rio de Janeiro/RJ or at Rua Cincinato Braga, 340, 2o to 4o floors, Ed. Delta Plaza, São Paulo/SP and on its website (www.cvm.gov.br) and (iii) at BM&F Bovespa S.A. – Securities, Commodities and Futures Exchange, at Rua XV de Novembro, 275 – São Paulo/SP and on its website (www.bmfbovespa.com.br).

São Paulo, November 10th, 2011.

Celso Clemente Giacometti

Chairman of the Board of Directors

___________________________________________________

3. Participation of the Shareholders in the ESM

The shareholders of Santander Brasil may participate in the ESM personally, or through a duly appointed and established attorney-in-fact.

The following documents will be required from the shareholders for participation in the ESM:

Individual	Identification document with photo[1] (original or certified copy)
Legal entity	• corporate documents that evidence the legal representation of the shareholder (original or certified copy)[2] • ID document of the legal representative with photo (original or certified copy)

3.1. Representation by Power of Attorney

The shareholder may be represented in the ESM by an attorney-in-fact duly appointed and established by a public or private instrument, and on the terms of Article 126, Paragraph One of the Corporation Law, the attorneys-in-fact must have been appointed less than one (1) year before, and must be (i) shareholders of the company, (ii) administrative officers of the company, (ii) attorneys, or (iii) financial institutions, while it is incumbent upon the managers of investment funds to represent the their Unit holders.

The originals or certified copies of the documents mentioned above must be delivered at the head offices of the Company by no later than the time for opening the ESM.

However, in order to facilitate the access of the shareholders to the ESM, we recommend that delivery of these documents be made at least seventy-two (72) hours prior to the opening of the ESM.

For the case of documents sent by email, the originals or certified copies must be delivered at the head offices of the Company on the day of the ESM.

The documents must be delivered at the head offices of the Company, at Avenida Presidente Juscelino Kubitschek No. 2041 and 2235 – Wing A – District of Vila Olimpia - São Paulo – State of São Paulo, 9th floor – Legal Corporate Executive Office telephones +55 11 3553-5438 and +55 11 3553-5440, email: juridsocietario@santander.com.br.

1 The following documents may be presented: (i) General Registration ID Card (RG); (ii) Foreigner Identity Card (RNE); (iii) Valid passport; (iv) Professional Class ID Card valid as a civil identity for legal purpose (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver’s License (CNH) with photo.

2 By-Laws/Articles of Association and Minutes/Instruments of election of the legal representatives registered with the pertinent body.

4. Matter to be Resolved in the ESM

4.1. Approve the proposal for amendment of the Company’s Bylaws in order to adapt its provisions to the new Regulation of Level 2 of BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros, pursuant to the proposal of the Company’s Board of Executive Officers and pursuant to the approval of its proposal by the Company’s Board of Directors, at the meetings held on November 09 and 10, 2011, respectively;

Since May 10, of 2011, the Regulation of Level 2 of BM&FBOVESPA is on effect, which, in addition to changes in certain provisions of the Regulation, there were changes on the minimum Bylaw clauses required for companies listed on Level 2.

Faced for such changes and pursuant to Circular Letter 019/2011 - DP, issued by the BM&FBOVESPA on April 7, of 2011, companies listed on that level, shall incorporate in its bylaws the minimum clauses required.

Faced this, it is necessary that the ESM decides about the amendment of the Company’s Bylaws, for inclusion of the minimum clauses required of Level 2.

The information referent of the amendment of the Company’s Bylaws, pursuant to Article 11 of CVM Instruction 481, can be found in Exhibit II of this Manual.

___________________________________________________

EXHIBIT I

PROPOSAL BY AMENDMENT OF THE COMPANY’S BYLAWS IN ORDER
TO ADAPT ITS PROVISION TOTHE NEW REGULATION OF LEVEL 2

 (Pursuant to Article 11 of CVM Instruction 481)

By Laws of Banco Santander (Brasil) S.A.
Current Wording	Proposal wording to suit to the Level 2.	Legal and Economics Justifications
SECTION I CORPORATE NAME, REGISTERED OFFICE, LEGAL SEAT, DOMICILE AND PURPOSES	SECTION I CORPORATE NAME, REGISTERED OFFICE, LEGAL SEAT, DOMICILE AND PURPOSES
Article 1. BANCO SANTANDER (BRASIL) S.A. (“Bank” or “Company”), a private-law legal entity, is a corporation governed by these Bylaws and any applicable statutory and regulatory provisions.	Not applicable	Not applicable

Sole Paragraph. As admission of the Company on the special segment of listing called Level 2 of Corporate Governance ("Level 2"), from BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros ("BM&FBOVESPA"), the Company, its shareholders, administrators and members of the Fiscal Council, when installed, shall submit to the dispositions of the Level 2 Listing Regulament of Corporate Governance from BM&FBOVESPA ("Level 2 Regulations").

We propose the inclusion of the Sole Paragraph of Article 1 of the regulation of Level 2.

There are no legal or economic effects to be analyzed, given that all persons mentioned in that item have already signed an agreement to the Level 2 Regulation.

Article 2. The Company has its registered office, legal seat and domicile in the City of São Paulo, State of São Paulo.	Not applicable	Not applicable

Sole Paragraph. By resolution of the Board of Executive Officers, the Company may create or close facilities anywhere in Brazil or abroad, subject to applicable statutory provisions.	Not applicable	Not applicable
Article 3. The term of duration of the Company is indefinite.	Not applicable	Not applicable

Article 4. The purpose of the Company is to engage in active, passive and accessory transactions intrinsic to its authorized Portfolios (Commercial, Investment, Credit, Financing and Investments, Real Estate Credit and Leasing), as well as in Foreign Exchange and Securities Portfolio Management transactions and such other activities as shall hereafter be permitted to companies of a similar nature under statutory and regulatory provisions, having the authority further to hold equity interests in other companies, as a member or shareholder.

	Not applicable	Not applicable

SECTION II CAPITAL STOCK AND SHARES	SECTION II CAPITAL STOCK AND SHARES

Article 5. The capital stock is R$ 62,828,201,614.21 (sixty-two billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen reais and twenty one cents), divided into 399,044,116,905 (three hundred and ninety nine billion, forty-four million, one hundred and sixteen thousand, nine hundred and five) shares, being 212,841,731,754 (two hundred and twelve billion, eight hundred and forty-one million, seven hundred and thirty-one thousand, seven hundred and fifty-four) common shares and 186,202,385,151 (one hundred and eighty-six billion, two hundred and two million, three hundred and eighty-five thousand, one hundred and fifty-one) preferred, nominative shares, with no par value.

Not applicable.	Not applicable.

Paragraph 1. The Company is authorized to increase the capital stock by a resolution of the Board of Directors, regardless of amendment to the bylaws, up to a total limit of 500,000,000,000 (five hundred billion) common or preferred shares without observing a proportion as to the each type of shares, provided that the number of preferred shares shall not exceed the maximum limit permitted by law

Not applicable.	Not applicable.

Paragraph 2. Upon the increase of capital stock, the shares may be fully subscribed for and paid up by any interested shareholder in his own name and on behalf of the other shareholders, as their fiduciary agent, subject to a requirement that, within the time frame for exercise of a preemptive right, the shares to which they may be entitled by virtue of their preemptive right to subscribe for the capital increase or any unsubscribed shares, be passed through to them.

	Not applicable.	Not applicable.
Paragraph 3. The Board of Directors may take action on the issuance of warrants up to the limit imposed on authorized capital.	Not applicable.	Not applicable.

Paragraph 4. The Bank may, up to the limit imposed on authorized capital and pursuant to a plan approved at a shareholders’ meeting, grant stock options to purchase shares to its directors, officers, employees or individual service providers, or to directors, officers, employees or individual service providers of any companies under its control, without preemptive rights to the shareholders in respect of the grant and exercise of such purchase options.

	Not applicable.	Not applicable.
Paragraph 5. Each common share is entitled to one vote at shareholders’ meetings.	Not applicable.	Not applicable.

Paragraph 6. Preferred shares entitle their holders to the following privileges:

I – dividends that are greater by ten percent (10%) than the dividends payable to common shares;

II – priority to receive dividends;

III – a right to participate in capital increases resulting from capitalization of reserves and profits, as well as to receive stock dividends resulting from capitalization of retained earnings, reserves or any funds, on a par with common shareholders;

IV – priority in repayment of share capital without a premium upon the dissolution of the Company; and

V – a right to join in a tender offer in connection with a Transfer of Controlling Interest in the Company, at the same price proposed for the Controlling Interest, according to the definitions set forth in Article IX of these Bylaws.

V – a right to join in a tender offer in connection with a Transfer of Controlling Interest in the Company, at the same price and in the same conditions offered to the Controlling Interest, according to the definitions set forth in Article IX of these Bylaws.

We propose changes in writing of Item V of the Paragraph 6 of Article 6 to adequacy rules of Level 2. There are no legal or economic effects to be analyzed, since it is only change in nomenclature.
Paragraph 7. The holders of preferred shares will not be entitled to vote, except on the matters set out below:	Not applicable.	Not applicable.
(a) change of type, merger, consolidation or spin-off of the Company;	Not applicable.	Not applicable.

(b) approval of contracts between the Company and the Controlling Shareholder, directly or through third parties, and contracts of other companies in which the Controlling Shareholder may hold an interest, whenever, pursuant to a statutory or bylaw provision, action is required to be taken on such contracts at a shareholders’ meeting;

	Not applicable.	Not applicable.

(c) the valuation of assets to be contributed to pay up a capital increase of the Company;	Not applicable	Not applicable
(d) selection of an institution or specialized firm to determine the Economic Value of the Company, pursuant to Section 44 of these Bylaws; and	(d) selection of an institution or specialized firm to determine the Economic Value of the Company, pursuant to Section 46 of these Bylaws; and

Exclusion of the denominations, since it has already been included in paragraph 1 of the article 1, and adapted to the new denomination of the Level 2 Regulation.

There are no legal or economic effects to be analyzed.

(e) amendment or revocation of any bylaws that may alter or modify any requirements set forth in paragraph 4.1 of the Level 2 Corporate Governance Good Practices Regulations of BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) (“Level 2 Regulations” or “Level 2”), provided that such voting rights will prevail for as long as the Level 2 Corporate Governance Good Practices Agreement remains in effect.

(e) Amendment or revocation of any bylaws that may alter or modify any requirements set forth in paragraph 4.1 of the Level 2 Regulations of BM&FBOVESPA, provided that such voting rights will prevail for as long as the Level 2 Corporate Governance Agreement remains in effect.

Exclusion of the denominations, since it has already been included in paragraph 1 of the article 1, and adapted to the new denomination of the Level 2 Regulation.

There are no legal or economic effects to be analyzed.

Paragraph 8. All shares are in book-entry form and are deposited with the Company in the name of their holders, without issuance of certificates, and the costs of share ownership transfer services may be charged to the relevant shareholder.

	Not applicable.	Not applicable.
Paragraph 9. The shareholders’ meeting may, at any time, take action on the conversion of preferred shares into common shares, establishing the ratio therefor.	Not applicable.	Not applicable.

Paragraph 10. The Company may, with authorization from the Board of Directors, purchase its own shares to be kept as treasury shares for resale at a later date or cancellation, subject to prevailing statutory or regulatory provisions.

Not applicable.	Not applicable.

Paragraph 11. By notice given to the BM&FBOVESPA and further published, the Company may suspend any share transfer and split-up services for a period not to exceed fifteen (15) consecutive days or ninety (90) nonconsecutive days in the course of the year.

Not applicable.	Not applicable.

Paragraph 12. Full dividends may be paid on any new shares that are fully paid up, regardless of the date of subscription. It will be incumbent upon the shareholders’ meeting or the Board of Directors, as the case may be, to establish the conditions for the payment of dividends on newly subscribed shares, as well as on any shares issued as stock dividends, and to establish the benefits of immediately paying up the respective amounts.

Not applicable.	Not applicable.

Paragraph 13. At the discretion of the Board of Directors, any issue of shares or warrants to be placed by: (i) sale on a stock exchange or through public subscription; or (ii) an exchange of shares in connection with a tender offer, may be made without or with limited preemptive rights to the shareholders, as provided by law.

Not applicable.	Not applicable.

SECTION III SHAREHOLDERS’ MEETINGS	SECTION III SHAREHOLDERS’ MEETINGS
Article 6. Shareholders’ meetings will be held annually on or before April 30 of each year, and special shareholders’ meetings will be held whenever the interests of the Company may require it.	Not applicable.	Not applicable.

Paragraph 1. Shareholders’ meetings will be called by the Board of Directors or, in the cases provided by law, by any shareholders or the Fiscal Council, by publication of notice, a first notice to be given not less than fifteen (15) days prior to the meeting and a second not later than eight (8) days prior to the meeting. A shareholders’ meeting to consider the cancellation of registration as a publicly-held company or the delisting of the Company from Level 2 shall be called on not less than thirty (30) days’ notice.

	Not applicable.	Not applicable.

Paragraph 2. Any shareholder may attend meetings of shareholders by proxy, under a proxy instrument issued less one (1) year before to any shareholder, director or officer of the Company or lawyer, pursuant to prevailing legislation. The relevant proxy instrument may be required to be delivered in advance at the registered office of the Company within the time frame set forth in the notices of call.

	Not applicable.	Not applicable.

Paragraph 3. The shareholders’ meeting will annually fix the aggregate compensation of the directors and officers, the Audit Committee and the Fiscal Council, where functioning.	Not applicable.	Not applicable.

Paragraph 4. Shareholders’ meetings will be convened and presided over by the Chairman of the Board of Directors or by any member of the Board of Executive Officers, except Officers without a designated title, or further, by a representative of the Controlling Shareholder, who will invite one of those present to act as secretary of the meeting.

	Not applicable.	Not applicable.

Paragraph 5. The shareholders’ meeting is vested with powers to take action on all matters reserved to the shareholders pursuant to prevailing legislation. Action will be taken by absolute majority voting, subject to the exceptions provided by law and subject to the provisions of Section 44, paragraph one, of these Bylaws.

Paragraph 5. The shareholders’ meeting is vested with powers to take action on all matters reserved to the shareholders pursuant to prevailing legislation. Action will be taken by absolute majority voting, subject to the exceptions provided by law and subject to the provisions of Section 46, paragraph one, of these Bylaws.

Change of the indication of the Article 44 to Article 46 because of the renumbering of Article 44.

SECTION IV MANAGEMENT	SECTION IV MANAGEMENT
Article 7. The Company will be managed by a Board of Directors and a Board of Executive Officers.	Not applicable.	Not applicable.

Article 8. Only natural persons may be elected as members of the governing bodies; the members of the Board of Directors shall be shareholders, whether or not residing in the country, and the members of the Board of Executive Officers may or may not be shareholders, provided they reside in the country.

Article 8. Only natural persons may be elected as members of the governing bodies; the members of the Board of Directors may or may not be shareholders, whether or not residing in the country and the members of the Board of Executive Officers may or may not be shareholders, provided they reside in the country.

We propose changes in writing of Article 9 for adaptation to Law No. 12,431, 2011. There are no legal or economic effects to be analyzed.

Article 9. The directors and officers will take their offices by signing statements of incumbency recorded in the minutes book of Board of Directors’ or Board of Executive Officers’ meetings, as applicable, with no fidelity bond required, after approval of their names by the Central Bank of Brazil and prior signature of Consents to Appointment (as Directors or Officers), as required under Level 2 Regulations. Immediately after taking their offices, the directors and officers shall communicate to the BM&FBOVESPA the number and characteristics of the securities issued by the Company that are directly or indirectly held by them, including any derivatives.

Article 9. The directors and officers will take their offices by signing statements of incumbency recorded in the minutes book of Board of Directors’ or Board of Executive Officers’ meetings, as applicable, with no fidelity bond required, after approval of their names by the Central Bank of Brazil and prior signature of Consents to Appointment (as Directors or Officers), as required under Level 2 Regulations and to attend the applicable legal requirements. Immediately after taking their offices, the directors and officers shall communicate to the BM&FBOVESPA the number and characteristics of the securities issued by the Company that are directly or indirectly held by them, including any derivatives.

We propose changes in writing of Article 9 of the rules to suit Level 2. There are no legal or economic effects to be analyzed.

Sole paragraph. The statement of incumbency shall be signed within thirty (30) days following approval of the election by the appropriate governmental authority, except where the relevant Director or Officer has provided a justification that is accepted by the governing body to which he has been elected, failing which the election will become void.

Not applicable.	Not applicable.

Article 10. No Director or Officer is permitted to be involved in the study, approval or settlement of transactions or loans of interest to a company:

I – in which he holds an ownership interest of more than five percent (5%) as a member or shareholder; or

II – in the management of which he holds or has held a position in the previous six (6) months prior to accepting office as Director or Officer of the Company.

	Not applicable.	Not applicable.
Article 11. Up to one-third of the members of the Board of Directors may be elected for positions on the Board of Executive Officers.	Not applicable.	Not applicable.
Article 12. Members of the Board of Directors elected to an office in the Board of Executive Officers may be entitled to the respective compensations of the offices that they will hold.	Not applicable.	Not applicable.

Article 13. The members of the Board of Directors and Board of Executive Officers have simultaneous and coterminous terms of office, and each director and officer will serve until their successors qualify.

	Not applicable.	Not applicable.

CHAPTER I BOARD OF DIRECTORS	CHAPTER I BOARD OF DIRECTORS

Article 14. The Board of Directors will be composed of not less than five (5) and not more than twelve (12) members elected at a shareholders’ meeting for coterminous terms of two (2) years, each such year to be a period between two (2) annual shareholders’ meetings, reelection being permitted.

	Not applicable	Not applicable.

Paragraph 1. At the shareholders’ meeting held for the election of the members of the Board of Directors, the shareholders shall first fix the actual number of members of the Board of Directors to be elected.

	Not applicable	Not applicable.

Paragraph 2. At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as set forth in paragraph three of this Section 14. Where application of such percentage results in a fractional number, the number of Directors shall be: (i) rounded up to the nearest whole number if the fraction is equal to or in excess of five tenths (0.5); or (ii) rounded down to the nearest whole number, if the fraction is less than five tenths (0.5).

	Not applicable	Not applicable

Paragraph 3. For purposes of this section, the term “Independent Director” means a Director who: (i) has no relationship with the Company, except for stock held; (ii) is not a Controlling Shareholder (as defined in Section 38 of these Bylaws), a spouse or a person within the second degree of relationship to the Controlling Shareholder, is not and has not been within the past three (3) years related to the Company or to an organization that has a relationship with the Controlling Shareholder (except for persons related to public education and/or research institutions); (iii) has not within the past three (3) years been an employee or officer of the Company, the Controlling Shareholder or any company controlled by the Company; (iv) is not, directly or indirectly, a supplier or purchaser of services and/or products of the Company in any transactions the amount of which could interfere with the exercise of an independent judgment; (v) is not an employee nor a director or officer of a company or organization that is offering to or requiring services and/or products from the Company; (vi) is not a spouse or a person within the second degree of relationship to any director or officer of the Company;

Paragraph 3. For purposes of this section, the term “Independent Director” means a Director who: (i) has no relationship with the Company, except for stock held; (ii) is not a Controlling Shareholder (as defined in Section 38 of these Bylaws), a spouse or a person within the second degree of relationship to the Controlling Shareholder, is not and has not been within the past three (3) years related to the Company or to an organization that has a relationship with the Controlling Shareholder (except for persons related to public education and/or research institutions); (iii) has not within the past three (3) years been an employee or officer of the Company, the Controlling Shareholder or any company controlled by the Company; (iv) is not, directly or indirectly, a supplier or purchaser of services and/or products of the Company in any transactions the amount of which could interfere with the exercise of an independent judgment; (v) is not an employee nor a director or officer of a company or organization that is offering to or requiring services and/or products from the Company, in magnitude that results in loss of independence; (vi) is not a spouse or a person within the second degree of relationship to any director or officer of the Company;

We propose changes in writing of item (v) of the paragraph 3 of the article 14 to suit to the Rules of Level 2. There are no legal or economic effects to be analyzed.

(vii) is not paid any compensation by the Company other than that of a director (cash payments for stock held are not subject to this restriction). Anyone elected in a separate election by the holders of voting shares representing not less than fifteen percent (15%) of the total voting shares or the holders of shares without voting rights, or with limited voting rights, representing ten percent (10%) of the capital stock, pursuant to the terms of section 141, paragraphs four and five, of Law No. 6,404/76, will also be deemed to an Independent Director. Qualification as an Independent Director shall be expressly stated in the minutes of the shareholders’ meeting at which the Director is elected.

	Not applicable	Not applicable.
Paragraph 4. Upon expiration of their term, the members of the Board of Directors will continue to exercise the duties of their office until the new members elected qualify.	Not applicable	Not applicable

Paragraph 5. No member of the Board of Directors may have access to information or attend any meetings of the Board of Directors relating to matters as to which he has or represents any interest that may conflict with the interests of the Bank.

	Not applicable	Not applicable

Paragraph 6. To help the Board of Directors to perform its functions, the Board of Directors may create specific-purpose committees or workgroups, which shall function as auxiliary bodies without voting powers, aimed always at assisting the Board of Directors, and which will be composed of persons designated by the Board from among the members of management and/or other persons directly or indirectly related to the Bank.

Not applicable	Not applicable

Article 15. The Board of Directors will have one (1) Chairman and one (1) Vice Chairman, who will be elected by majority vote of those attending the shareholders’ meeting at which the members of the Board of Directors are elected, subject to the provisions of paragraph two in the case of a vacancy in the office of Chairman and Vice Chairman and in their absences or temporary disabilities.

Not applicable	Not applicable

Paragraph 1. The Vice Chairman will substitute for the Chairman of the Board of Directors in his absences or temporary disabilities. In the event of absence or temporary disability of the Vice Chairman, the Chairman will designate a substitute from among the other Board members. In the event of absence or temporary disability of any other member of the Board of Directors, each Director will designate his substitute from among the other Directors.

Not applicable	Not applicable

Paragraph 2. Where any substitution as provided in this Section results in accumulation of offices, no accumulation of compensation and other benefits or voting rights of the absent or disabled Director will ensue.

	Not applicable	Not applicable

Paragraph 3. In case of vacancy in the office of member of the Board of Directors, by reason of death, resignation or dismissal, the deputy shall be appointed by the remaining directors, ad referendum of the first General Meeting to be held. Becoming vacant the office of President, the Vice-President shall hold the office and stay until the first General Meeting to be held, and shall appoint his deputy who shall be appointed among the remaining Directors. In the event of vacancy in the office of Vice-President, the President shall appoint his deputy among the other Directors.

	Not applicable	Not applicable
Article 16. The Board of Directors shall meet four (4) times a year; however, the meetings may be held more frequently if the Chairman of the Board so requests.	Not applicable	Not applicable

Paragraph 1. The calls for the meetings shall be made by written notice delivered to each member of the Board of Directors at least five (5) working days in advance, unless a majority of its members on duty set a lesser term, but not less than forty eight (48) hours, meeting the provisions of paragraph 3 of this article.

	Not applicable	Not applicable

Paragraph 2. The calls shall indicate the place, date and time of the meeting and, briefly, the agenda.	Not applicable	Not applicable
Paragraph 3. The presence of all members will allow that meetings of the Board of Directors are held regardless of any previous call.	Not applicable	Not applicable

Paragraph 4. The meetings of the Board of Directors shall occur at the Company’s main place of business, or in case all Directors decide, in another place. The members of the Board of Directors may also meet via teleconference, videoconference or other similar means of communication, which shall be held on real time, and considered a single act.

	Not applicable	Not applicable

Paragraph 5. The meetings of the Board of Directors shall be held with a minimum quorum of 50% (fifty percent) of its elected members. If there is no quorum on first call, the Chairman shall call another meeting of the Board of Directors, which may be held, on the second call, to be made at least two (2) working days in advance, with any number. The matter that is not addressed in the agenda of the original meeting of the Board of Directors may not be discussed on the second call, unless all the members are attending the meeting and they expressly agree with the new agenda.

	Not applicable	Not applicable

Paragraph 6. The meetings of the Board of Directors shall have one (1) Secretary appointed by who took the chair and all their resolutions shall be included in the minutes drawn up in the appropriate book, and the ones affecting third parties shall be published.

	Not applicable	Not applicable
Paragraph 7. The resolutions of the Board of Directors shall be taken by majority of votes among the attending members.	Not applicable	Not applicable
Article 17. In addition to the powers granted by law and these Bylaws, the following powers are vested in the Board of Directors:	Not applicable	Not applicable
I. to comply and cause compliance with these Bylaws and shareholder resolutions;	Not applicable	Not applicable
II. to direct the general conduct of the business and affairs of the Company;	Not applicable	Not applicable
III. to elect and remove Officers and to establish their duties;	Not applicable	Not applicable
IV. to establish Officers compensation, fringe benefits and other incentives within the aggregate limit of management compensation approved by the shareholders’ meeting;	Not applicable	Not applicable

V. to oversee the performance of the Officers, to examine at any time the books and papers of the Company and to request information on contracts executed or about to be executed, as well as on any other action;

	Not applicable	Not applicable

VI. to choose and replace independent auditors, establishing their compensation, as well as to require them to provide such clarifications as are deemed necessary on any matter;	Not applicable	Not applicable

VII. to issue an opinion upon the Management Report, the accounts of the Board of Executive Officers and the financial statements of the Bank, and to act upon their submission to the shareholders’ meeting;

	Not applicable	Not applicable
VIII. to approve and review the annual budget, capital budget and business plan, as well as to propose a capital budget to be submitted to the shareholders’ meeting for purposes of retaining earnings;	Not applicable	Not applicable
IX. to decide to call the shareholders’ meeting when the Board deems it convenient or in the case of section 132 of Law No. 6,404/76;	Not applicable	Not applicable

X. to submit to the annual shareholders’ meeting a proposal for the allocation of the net profit for the fiscal year and to examine and take action on semiannual or other interim balance sheets and the payment of dividends or interest on shareholders’ equity based on such balance sheets, as well as to take action on the payment of interim dividends out of the retained earnings account or profit reserves shown on the latest annual or semiannual balance sheet;

	Not applicable	Not applicable

XI. to submit proposals to the shareholders’ meeting with respect to increases or decreases in capital stock, stock dividends, stock splits and reverse stock splits, and amendments to the Bylaws;	Not applicable	Not applicable
XII. to submit to the shareholders’ meeting a proposal for the dissolution, consolidation, spin-off and merger of the Bank;	Not applicable	Not applicable

XIII. to approve a capital increase of the Bank regardless of amendment to the bylaws, within the limit authorized in paragraph one of Section Five of these Bylaws, establishing the price, time of payment of subscriptions and the conditions for the issue of shares, with further powers to exclude or limit the exercise of preemptive rights in issuances of shares and warrants to be placed by sale on a stock exchange, or through public subscription or in connection with a tender offer, as provided by law;

	Not applicable	Not applicable
XIV. to take action on the issue of warrants, as set forth in paragraph three of Section Five of these Bylaws;	Not applicable	Not applicable

XV. to grant, after approval by the shareholders’ meeting, purchase stock options to directors, officers, employees or individual service providers of the Company or companies controlled by the Company, without preemptive rights to the shareholders, pursuant to plans approved at a shareholders’ meeting;

	Not applicable	Not applicable

XVI. to take action on the acquisition of the Company’s own shares for cancellation or to be kept as treasury shares for resale, subject to prevailing statutory provisions;	Not applicable	Not applicable
XVII. to determine the allocation of any profit sharing by the officers and employees of the Bank and companies controlled by the Bank, with powers for withholding any profit sharing;	Not applicable	Not applicable
XVIII. to take action on the payment or credit to the shareholders of interest on shareholders’ equity, pursuant to the terms of applicable legislation;	Not applicable	Not applicable

XIX. authorize the purchase or sale of investments in equity interest at values greater than 5% (five percent) of the net equity included in the latest balance sheet approved by the General Meeting and authorize the establishment of joint ventures or strategic alliances with third parties;

	Not applicable	Not applicable
XX. to appoint and remove the Ombudsman of the Company;3	Not applicable	Not applicable

XXI. to appoint and remove the members of the Audit Committee, to fill in any vacancies created by death, resignation or removal, and to approve the Internal Regulations of such committee, subject to the provisions of Article VI of these Bylaws;

	Not applicable	Not applicable

XXII. to authorize the acquisition of movable and immovable property recorded as fixed assets, the creation of encumbrances and the granting of security in respect of third-party obligations whenever in excess of five percent (5%) of the net assets shown on the latest balance sheet approved by the annual shareholders’ meeting;

	Not applicable	Not applicable

XXIII. to provide specific authorization for certain documents to be signed in special cases by only one Officer, the relevant resolution to be recorded in the proper book, subject to any exceptions prescribed by these Bylaws;

	Not applicable	Not applicable
XXIV. to approve the retaining of an institution to provide book-entry services with respect to shares or certificates of deposit of shares (“Units”);	Not applicable	Not applicable
XXV. to approve policies on disclosure of information to the market and trading in securities of the Bank;	Not applicable	Not applicable

XXVI. to define the three-name list of institutions or firms with expertise in economic valuation of companies, for the purpose of preparing a valuation report on the shares of the Bank in the event of cancellation of registration as a publicly-held company or delisting from Level 2, as provided under Article IX of these Bylaws;

Not applicable	Not applicable

XXVII. to manifest favorable or otherwise regarding about any public offer of shares that has as object the shares issued by Company, through prior grounded opinion, issued within 15 (fifteen) days of the publication of the public offering acquisition of shares notice, which should approach at least: (i) the convenience and opportunity of the public offer for acquisition of shares reffer to the interest of all shareholders and in relation to the liquidity of the securities of it owns, (ii) the impact of the public offer of shares acquisition over the interests of the Company; (iii) strategic plans disclosed by the issuer relating to the Company, (iv) other items which the Board of Directors considers appropriate and the information required by applicable rules established by the CVM;

Inclusion of item XXVII in order to enter the manifestation of the need for the Board of Directors when conducting any public offer to acquire shares of the Company, to fit the Regulation of Level 2.

The change represents the need to demonstrate by the Board of Directors to the minority shareholders may be based on demonstration of the Board to make the decision more advantageous for him and the Company.

XXVII. to take action on any matter submitted to it by the Board of Executive Officers, as well as to call joint meetings of the Board and the members of the Board of Executive Officers whenever it deems it convenient;

XXVIII. to take action on any matter submitted to it by the Board of Executive Officers, as well as to call joint meetings of the Board and the members of the Board of Executive Officers whenever it deems it convenient;

Renumbering

XXVIII. to create permanent or nonpermanent assistant and/or technical commissions or consultative committees and to define their respective responsibilities and duties, without delegating authority reserved to the Board of Directors pursuant to the terms of section 142 of Law No. 6,404/76, and to oversee the performance thereof as provided under Section 14, paragraph six of these Bylaws; and

XXIX. to create permanent or nonpermanent assistant and/or technical commissions or consultative committees and to define their respective responsibilities and duties, without delegating authority reserved to the Board of Directors pursuant to the terms of section 142 of Law No. 6,404/76, and to oversee the performance thereof as provided under Section 14, paragraph six of these Bylaws;

Renumbering
XXIX. to provide for the conduct of its own proceedings, subject to these Bylaws and prevailing legislation, and to adopt or establish internal regulations for its own functioning; and	XXX. to provide for the conduct of its own proceedings, subject to these Bylaws and prevailing legislation, and to adopt or establish internal regulations for its own functioning; and	Renumbering
XXX. to establish the rules to govern Units, as set forth in Article XII of these Bylaws.	XXXI. to establish the rules to govern Units, as set forth in Article XII of these Bylaws.	Renumbering

Article 18. It shall be the duty of the Chairman of the Board of Directors:

I. to call and preside over the Board meetings;

II. to call the shareholders’ meeting;

III. to direct preparation for Board meetings;

IV. to assign special tasks to the Directors; and

V. to call the members of the Fiscal Council, when functioning, to attend meetings of the Board of Directors at which any business to be transacted requires the opinion of the Fiscal Council.

	Not applicable	Not applicable

CHAPTER II BOARD OF EXECUTIVE OFFICERS	CHAPTER II BOARD OF EXECUTIVE OFFICERS

Article 19. The management and representation of the Company are responsibility of the Board of Executive Officers, which shall be composed of at least two (2), and at most seventy-five (75) members, whether or not shareholders, resident in Brazil, eligible and dismissible at any time by the Board of Directors with two (2) years term of office, and the reelection is allowed, and among them one (1) shall be appointed as Chief Executive Officer, and the others may be appointed as Senior Vice-President Executive Officers, Vice-President Executive Officers, Investor Relations Officer, Executive Officers and Officers without a Specific Designation.

	Not applicable	Not applicable
Paragraph 1. The members of the Board of Executive Officers shall be elected from among persons of good repute and acknowledged professional competence.	Not applicable	Not applicable
Paragraph 2. The appointment of the offices referred to in the heading of this article shall occur at the time of his/her election.	Not applicable	Not applicable
Paragraph 3.Without prejudice to the provisions in this Section, any Officer may use his title followed by the name of the office for which he is responsible.	Not applicable	Not applicable

Paragraph 4. Upon the election of a new member of the Board of Executive Officers or a substitute, in the case of a vacancy, his term will be coterminous with that of the other members elected.	Not applicable	Not applicable
Paragraph 5. The position of Investors Relations Officer may be held cumulatively with any other position on the Board of Executive Officers.	Not applicable	Not applicable

Article 20. In the event of temporary disability, leave or absence, the Chief Executive Officer and all other Officers will be replaced by a member of the Board of Executive Officers designated by the Chief Executive Officer.

	Not applicable	Not applicable

Paragraph 1. In the event of a vacancy in the office of Chief Executive Officer created by death, resignation or removal, the members of the Board of Directors may designate a substitute from among the remaining members or elect a new Chief Executive Officer.

	Not applicable	Not applicable

Paragraph 2. Where any substitution as provided in this Section results in accumulation of offices, no accumulation of compensation and other benefits or voting rights of the absent or disabled Officer will ensue; nevertheless, where any of the members of the Board of Executive Officers substitutes for the Chief Executive Officer, such member will be entitled to cast the tie-breaking vote.

	Not applicable	Not applicable

Article 21. The Board of Executive Officers shall meet whenever called by the Chief Executive Officer or by whom he/she appoints.	Not applicable	Not applicable

Paragraph 1. The resolutions of the meetings of the Board of Executive Officers, subject to the events provided for in paragraphs 3 and 4 of this article, shall be taken by majority of votes among the attending members, subject to the provisions of item V of Article 26 below, and such meeting may be held:

	Not applicable	Not applicable
I - upon attendance of the Chief Executive Officers and any 8 (eight) members of Board of Executive Officers, except for the Officers without a Specific Designation; or	Not applicable	Not applicable
II - upon the attendance of two (2) Vice-President Executive Officers and any seven (7) members of the Board of Executive Officers, except for Officers without a Specific Designation, or	Not applicable	Not applicable

III - upon the attendance of one (1) Senior Vice-President Executive Officer or Vice-President Executive Officer any ten (10) members of the Board of Executive Officers, including the Officers without a Specific Designation.

	Not applicable	Not applicable

Paragraph 2. The meetings of the Board of Executive Officers shall have one (1) Secretary appointed by who took the chair and all their resolutions shall be included in the minutes drawn up in the appropriate book by the attending members, and the ones affecting third parties shall be published.

	Not applicable	Not applicable

Paragraph 3. The matter addressed in item VII of Article 22 will depend on approval in a Meeting of the Board of Executive Officers which, for such, may meet with the attendance of only five (5) members of the Board of Executive Officers, other than the Officers without a Specific Designation.

	Not applicable	Not applicable

Paragraph 4. The holding and resolution of the Meetings of the Board of Executive Officers may occur with a minimum differentiated quorum, according to the assignments set forth by the Chief Executive Officer and criteria for resolution set forth by the Board of Executive Officers under item X of article 22 and item IV of article 26, both of these Bylaws.

	Not applicable	Not applicable
Article 22. The assignments and duties of the Board of Executive Officers are:	Not applicable	Not applicable
I – to comply and cause compliance with these Bylaws and shareholder and Board of Directors’ resolutions;	Not applicable	Not applicable
II – to designate representatives and correspondents within the country and abroad;	Not applicable	Not applicable

III – to carry out, under the general direction of the Board of Directors, the businesses and transactions set forth in Section Four of these Bylaws, with such discretion to schedule its activities as is commensurate with the interests of the Company;

	Not applicable	Not applicable

IV – to propose the distribution of and to allocate profits earned, subject to the provisions of Article VIII;	Not applicable	Not applicable

V - authorize the purchase or sale of investments in equity interest with third parties, comprised between 3% (three percent) and 5% (five percent) of the net equity included in the latest balance sheet approved by the General Meeting;

	Not applicable	Not applicable

VI - authorize the sale of movable and real property assets of the fixed assets, the establishment of security interests and provision of guarantees to the obligations of third parties, comprised between 3% (three percent) and 5% (five percent) of the net equity included in the latest balance sheet approved by the General Meeting;

	Not applicable	Not applicable
VII – resolve on the establishment, transfer and closing of branches, subsidiaries, offices or representations in the Country or abroad;	Not applicable	Not applicable
VIII – submit to the Board of Directors the financial statements;	Not applicable	Not applicable
IX – define the functions and responsibilities of its members, according to the regulation of the bodies regulating and supervising the activities of the Company; and	Not applicable	Not applicable

X – set forth specific criteria for the resolution of matters related to the assignments of the Board of Executive Officers, when set forth by the Chief Executive Officer, under item IV, of Article 26 hereof;

	Not applicable	Not applicable

Article 23. The Company will be represented in all acts, transactions and in connection with the execution of documents binding on it:

I – by any two members of the Board of Executive Officers, except Officers without a designated title;

II – by an Officer without a designated title acting together with the Chief Executive Officer, or one (1) Senior Vice President Executive Officer, or one (1) Executive Vice President Officer, or one (1) Executive Officer;

III – by a member of the Board of Executive Officers acting together with a specially appointed attorney-in-fact; or

IV – by two attorneys-in-fact acting together, with specific powers to act on behalf of the Company.

Not applicable	Not applicable

Paragraph 1. Subject to the provision in paragraph two of this Section 23, the powers of attorney granted by the Company will be signed by any two members of the Board of Executive Officers together, except Officers without a designated title. The powers of attorney shall specify the powers granted to the grantee and the period of validity thereof.

Not applicable	Not applicable

Paragraph 2. Representation of the Company in court, in administrative proceedings or in any situation requiring the personal appearance of an authorized representative will be incumbent upon any member of the Board of Executive Officers, except Officers without a designated title, and, for such purposes, an attorney-in-fact may be granted special powers, including powers to receive service of summonses, notices and notification. The instrument of power of attorney under this Paragraph may be signed by a single Officer, without the formalities mentioned in the preceding Paragraph.

Not applicable	Not applicable

Article 24. Mere endorsement of instruments for collection and endorsement of checks for deposit to the account of the Company itself are excepted from the provisions of the preceding Section; in such cases, the signature of only one (1) attorney-in-fact or one (1) employee expressly authorized by any member of the Board of Executive Officers, except Officers without a designated title, will be sufficient.

Not applicable	Not applicable

Article 25. The Company may be represented by any member of the Board of Executive Officers acting alone, or by a single attorney-in-fact, in the following cases: a) before any companies, public departments, independent agencies, mixed-capital companies, or public utility companies, in which case the grantee may sign cover letters, documents forming part of any proceedings under consideration by regulatory authorities, among other documents; and b) at general meetings, meetings of shareholders, members or unitholders of companies or investment funds of which the Company is a shareholder, member or unitholder or of any entities of which the Company is a member or an associate.

	Not applicable	Not applicable
Article 26. The Chief Executive Officer or his/her deputy, pursuant to Article 20 hereof, is solely responsible for:	Not applicable	Not applicable
I – to oversee and direct the business and activities of the Company;	Not applicable	Not applicable

II – to comply and cause compliance with these Bylaws, shareholder resolutions and Board of Directors’ directives, and to preside over meetings of the Board of Executive Officers, except as provided in Clauses II and III of paragraph one and in paragraph two and three, all of Section 21 of these Bylaws, in which cases meetings of the Board of Executive Officers may be presided over by any of its members;

	Not applicable	Not applicable

III – to oversee the performance of the members of the Board of Executive Officers and to request information about the affairs of the Company;	Not applicable	Not applicable
IV - defining the assignments of the members of the Board of Executive Officers, subject to the provisions of item IX of Article 22 hereof; and	Not applicable	Not applicable
V – to cast the tie-breaking vote in the event of a tie vote in the Board of Executive Officers.	Not applicable	Not applicable
Sole paragraph. It is incumbent upon the:	Not applicable	Not applicable
I. Senior Vice President Executive Officers: to assist the Chief Executive Officer in the performance of his duties;	Not applicable	Not applicable
II. Vice President Executive Officers: to discharge the duties assigned to them by the Chief Executive Officer or the Board of Directors.	Not applicable	Not applicable

III.Investor Relations Officer: (i) to coordinate, manage, direct and oversee the investor relations work, as well as to represent the Bank before shareholders, investors, market analysts, the Brazilian Securities Commission, Stock Exchanges, and all other institutions related to activities carried out in capital markets, in Brazil and abroad; and (ii) to discharge such other duties as may, from time to time, be assigned by the Board of Directors;

	Not applicable	Not applicable

IV. Executive Officers: to conduct the activities of the departments and offices of the Bank for which they are responsible and to assist the other members of the Board of Executive Officers; and	Not applicable	Not applicable
V. Officers without a designated title: to coordinate the activities assigned to them by the Board of Executive Officers.	Not applicable	Not applicable

SECTION V FISCAL COUNCIL	SECTION V FISCAL COUNCIL

Article 27. The Company will have a Fiscal Council functioning on a nonpermanent basis, composed of not less than three (3) and not more than five (5) members and an equal number of alternates, shareholders or not, who will be elected by the shareholders’ meeting, if an election occurs, and who may be reelected.

	Not applicable	Not applicable
Paragraph 1. Only natural persons residing in the country, who satisfy all statutory qualifications, may be elected as members of the Fiscal Council.	Not applicable	Not applicable

Paragraph 2. The members of the Fiscal Council shall sign a Consent to Appointment (as members of the Fiscal Council), as required under Level 2 Regulations. The members of the Fiscal Council will take their respective offices by signing statements of incumbency recorded in the proper book, but as a condition precedent to their taking office, the Consent to Appointment (as as members of the Fiscal Council) mentioned in Level 2 Regulations shall be signed and their election shall be approved by the Central Bank of Brazil.

Paragraph 2. The members of the Fiscal Council shall sign a Consent to Appointment (as members of the Fiscal Council), as required under Level 2 Regulations. The members of the Fiscal Council will take their respective offices by signing statements of incumbency recorded in the proper book, but as a condition precedent to their taking office, the Consent to Appointment (as as members of the Fiscal Council) mentioned in Level 2 Regulations shall be signed and their election shall be approved by the Central Bank of Brazil, and to attend to the applicable legal requisites.

We propose changes in writing of paragraph 2 of the Article 27 o suit with the rules of Level 2. There are no legal or economic effects to be analyzed.

Paragraph 3. The compensation of the members of the Fiscal Council will be fixed by the shareholders at the meeting at which they are elected, subject to the provision set forth in section 162, paragraph three, of Law No. 6,404/76.

	Not applicable	Not applicable
Article 28. The Fiscal Council will have such duties and authority as are assigned to them by law.	Not applicable	Not applicable

SECTION VI AUDIT COMMITTEE	SECTION VI AUDIT COMMITTEE

Article 29. The Company will have an Audit Committee composed of not less than three (3) and not more than six (6) members appointed by the Board of Directors from among persons who meet all statutory and regulatory requirements for the exercise of their office, including any requirements to ensure their independent judgment, one such member to have a demonstrable knowledge of the accounting and audit practice. Such persons, who may or may not be members of the Board of Directors, shall serve for a term of one (1) year and may be reelected for up to four (4) consecutive times, pursuant to applicable legislation.

	Not applicable	Not applicable
Paragraph 1. A Coordinator will be designated for the Audit Committee upon the appointment of its members.	Not applicable	Not applicable
Paragraph 2. The Audit Committee will report directly to the Board of Directors of the Company.	Not applicable	Not applicable
Paragraph 3. In addition to other duties that may be assigned to its members by statutory or regulatory provisions, it is incumbent upon the Audit Committee:	Not applicable	Not applicable
I – to set operating rules for their activities through Internal Regulations;	Not applicable	Not applicable
II – to recommend the retaining or replacement of independent auditors to the Board of Directors;	Not applicable	Not applicable

III – to review, prior to publication, the semiannual accounting statements and notes to the accounts, management reports and the opinion of independent auditors;	Not applicable	Not applicable

IV – to evaluate the performance of internal and independent auditors, including with respect to compliance with statutory and regulatory provisions applicable to the Company and with internal regulations and codes;

	Not applicable	Not applicable
V – to evaluate compliance by the Company management with the recommendations made by internal or independent auditors;	Not applicable	Not applicable

VI – to establish and disseminate procedures for the receipt and treatment of information regarding noncompliance with statutory and regulatory provisions applicable to the Company and with internal regulations and codes, which provide specific procedures for protecting the disclosing parties and the confidentiality of information;

	Not applicable	Not applicable
VII – to make recommendations to the Board of Executive Officers for correction or improvement of policies, practices and procedures identified within the scope of their duties;	Not applicable	Not applicable

VIII – to meet at least on a quarterly basis with the Board of Executive Officers, the internal and independent auditors, in order to determine compliance with its recommendations or inquiries, including with respect to the planning of the respective audit works, and to have the business conducted at such meetings documented in minutes;

	Not applicable	Not applicable

IX – to meet with the Fiscal Council, where functioning, and with the Board of Directors, at their request, to discuss policies, practices and procedures identified within the scope of their respective duties;

	Not applicable	Not applicable
X – to prepare the Audit Committee Report at the close of the semiannual periods ended June 30 and December 31 of each year, according to applicable statutory and regulatory provisions.	Not applicable	Not applicable
Paragraph 4. Together with the semiannual accounting statements, the Audit Committee will have published a summary of the report mentioned in Clause X of the preceding Paragraph.	Not applicable	Not applicable

SECTION VII OMBUDSMAN	SECTION VII OMBUDSMAN

Article 30. The Company will have an Ombudsman Office staffed by one Ombudsman to be appointed by the Board of Directors from among persons meeting the minimum qualifications and requirements to ensure that the Ombudsman Office will function properly, such Ombudsman to be skilled in issues related to ethics, consumer protection rights and dispute mediation and to serve for a term of three (3) years, reelection being permitted.

	Not applicable	Not applicable

Paragraph 1. The Ombudsman Office will be provided with proper conditions for its functioning in order to ensure transparency and an independent and unbiased judgment, as well as impartiality in its activities;

	Not applicable	Not applicable

Paragraph 2. The Ombudsman Office shall have access to information required to provide an adequate response to complaints received, having full administrative support and the authority to request information and documents in the exercise of its activities.

	Not applicable	Not applicable
Article 31. It shall be incumbent upon the Ombudsman Office:	Not applicable	Not applicable

I – to receive, enter, substantiate, analyse and give formal proper treatment to the complaints of clients and users of products and services of the companies within the Company’s Financial Group that are not resolved through the usual process at its branch offices and other client help services;

	Not applicable	Not applicable
II – to provide any required clarification and to inform the complaining persons of the progress of their complaints and action taken;	Not applicable	Not applicable
III – to advise the complaining persons of the time frame for a final response, which shall not be in excess of fifteen days;	Not applicable	Not applicable
IV – to send a conclusive response to the complaining persons’ complaint within the time frame informed pursuant to Clause III above;	Not applicable	Not applicable

V – to propose to the Board of Directors, or in the absence thereof, to the board of executive officers of the companies within the Company’s Financial Group corrective or improvement actions to procedures and routines, as a result of the analysis of complaints received; and

	Not applicable	Not applicable

VI – to prepare and submit to the internal auditors, the Audit Committee and the Board of Directors, or in the absence thereof, the board of executive officers of the companies within the Company’s Financial Group, at the close of each semiannual period, a quantitative and qualitative report on the activities of the Ombudsman Office, containing the proposals mentioned in Clause V.

	Not applicable	Not applicable
Sole paragraph. The Board of Directors may remove the Ombudsman at any time if he fails to perform the duties set forth in this Section.	Not applicable	Not applicable

SECTION VIII FISCAL YEAR, FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS	SECTION VIII FISCAL YEAR, FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS

Article 32. The fiscal year will coincide with the calendar year, beginning on January 1 and ending on December 31 of each year, at which time a Balance Sheet and all other financial statements will be prepared within the time frames set forth by Law No. 6,404/76 and the regulations issued by the Central Bank of Brazil.

	Not applicable	Not applicable

Article 33. Pursuant to prevailing legislation, the Company will have semiannual Balance Sheets prepared in June and December of each fiscal year, provided that any distribution of net income will be subject to the rules set forth below.

	Not applicable	Not applicable

Article 34. The net income so determined, after all deductions and statutory provisions, will be allocated as follows:

I - five percent (5%) towards the establishment of the statutory reserve, up to the limit of twenty percent (20%) of the capital stock;

	Not applicable	Not applicable
II - twenty-five percent (25%) of the net income, as adjusted in accordance with section 202 of Law No. 6,404/76, will be distributed as a mandatory minimum dividend to all the shareholders;	Not applicable

III - the remaining balance, if any, pursuant to a proposal of the Board of Executive Officers approved by the Board of Directors, will be: (a) allocated towards the creation of a Dividend Equalization Reserve, which will not exceed fifty percent (50%) of the amount of the capital stock, to secure funds for the payment of dividends, including in the form of interest on shareholders’ equity, or any advance payment thereof, so as to ensure a continuous flow of dividends to the shareholders; provided that, when such limit is reached, the shareholders’ meeting shall take action on the remaining balance to distribute it to the shareholders or to use it to increase the capital stock; and/or (b) retained, to provide for capital expenditures included in the General Budget of the Company, as submitted by the management to the approval of the shareholders’ meeting and reviewed by the shareholders’ meeting on an annual basis, where prepared for a period in excess of one fiscal year.

Not applicable.
Sole paragraph. Any net income not allocated according to this Section shall be distributed as dividends, pursuant to the terms of par. six of section 202 of Law No. 6,404/76	Not applicable.

Article 35. During the fiscal year, the Board of Executive Officers may, with authorization from the Board of Directors:

I – declare dividends out of profits shown on a semiannual balance sheet;

II – have quarterly, bimonthly or monthly balance sheets prepared and declare dividends out of profits shown thereon, provided that the total dividends paid in each semiannual period in each fiscal year is not in excess of the amount of capital reserves provided for in par. one of section 182 of Law No. 6,404/76; and

III – declare interim dividends out of the retained earnings account or profit reserves shown on the latest annual or semiannual balance sheet.

	Not applicable	Not applicable
Paragraph 1. Any dividends declared by the Board of Executive Officers under the leading provision of this Section are subject to further approval by the shareholders’ meeting.	Not applicable	Not applicable

Paragraph 2. By resolution of the Board of Executive Officers, as authorized by the Board of Directors, interest on shareholders’ equity may be paid, up to the limit permitted by law, in the course of the fiscal year and up to the annual shareholders’ meeting, and the amount thereof may, under prevailing legislation, be applied against the mandatory dividends provided under Clause II of Section 34 of these Bylaws.

	Not applicable	Not applicable

Paragraph 3. The dividends that are not claimed within three (3) years, from the beginning of their payment, shall prescribe to the benefit of the Company.	Not applicable	Not applicable
Article 36. The Company accounts will be examined by Independent Auditors, as prescribed by law and by regulations applicable to financial institutions.	Not applicable	Not applicable
Article 37. When the shareholders’ meeting deems it convenient, it may create other reserves pursuant to prevailing legislation.	Not applicable	Not applicable

SECTION IX TRANSFER OF CONTROLLING INTEREST, CANCELLATION OF REGISTRATION AS A PUBLICLY-HELD COMPANY, DELISTING FROM LEVEL 2	SECTION IX TRANSFER OF CONTROLLING INTEREST, CANCELLATION OF REGISTRATION AS A PUBLICLY-HELD COMPANY, DELISTING FROM LEVEL 2
Part I - Definitions	Part I - Definitions
Article 38. For purposes of this Article IX, the capitalized terms below will have the following meanings:	Not applicable	Not applicable
“Controlling Shareholder” means a shareholder, or group of shareholders that are parties to a shareholders’ agreement or are under common control, that exercises the Controlling Power in the Company.	“Controlling Shareholder” means a shareholder, or the Group of Shareholders that exercises the Controlling Power in the Company.	We proposal changing in the definition of “Controlling Shareholder” to suit to the rules of Level 2. There are no legal or economic effects to be analyzed.
“Selling Controlling Shareholder” means the Controlling Shareholder, when selling a controlling interest in the Company.	Not applicable	Not applicable

“Controlling Interest” means a block of shares that directly or indirectly entitles the holder(s) thereof to exercise, either individually or jointly with others, the Controlling Power in the Company.	Not applicable	Not applicable

“Outstanding Shares” means all the shares issued by the Company, except for shares owned by the Controlling Shareholder or any related persons, the directors and officers of the Bank, and shares kept as treasury shares.

	Not applicable	Not applicable
“Transfer of Controlling Interest in the Company” means a transfer of Controlling Interest for which payment is made.	Not applicable	Not applicable
“Purchaser” means a person to whom the Selling Controlling Shareholder transfers the Controlling Power in the Company in a tender offer.	“Acquirer” means a person to whom the Selling Controlling Shareholder transfers the Controlling Interest in the Company in a tender offer.	We proposal changing in the definition of “Purchaser” to suit to the rules of Level 2. There are no legal or economic effects to be analyzed.
There was not this forecast.

“Shareholder Group" means a group of people: (i) linked by voting agreements or contracts of any kind, either directly or through subsidiaries, controlling or under common control, or (ii) between which there is a relationship of control, or (iii) under common control.

We propose the inclusion of the definition of "Shareholder Group" for compliance with the rules of Level 2. There are no legal or economic effects to be analyzed.

“Controlling Power” or “Control” means the actual power to directly or indirectly conduct the corporate business and to direct the action of the governing bodies of the Bank, as a matter of fact or law. Ownership of control is to be presumed as to a person, or group of persons that are parties to a shareholders’ agreement or are under common control (a controlling group), holding such number of shares as may have secured an absolute majority of the votes cast by the shareholders present at the past three shareholders’ meetings of the Company even though not holding such number of shares as would secure an absolute majority of the voting capital.

“Controlling Power” or “Control” means the actual power to directly or indirectly conduct the corporate business and to direct the action of the governing bodies of the Bank, as a matter of fact or law, independently of the ownership interest held. Ownership of control is to be presumed as to a person or a Shareholders Groups, holding such number of shares as may have secured an absolute majority of the votes cast by the shareholders present at the past three shareholders’ meetings of the Company even though not holding such number of shares as would secure an absolute majority of the voting capital.

We proposal changing in the definition of “Controlling Power” or “Control” to suit to the rules of Level 2. There are no legal or economic effects to be analyzed.
“Economic Value” means the value of the Company and its shares as may be determined by an expert firm using an accepted valuation method or based on another criterion established by the CVM.	Not applicable	Not applicable

Part II – Transfer of Controlling Interest in the Company	Part II – Transfer of Controlling Interest in the Company

Article 39. A Transfer of Controlling Interest in the Company, either directly or indirectly, in a single transaction or a series of successive transactions, must be agreed upon under a condition precedent or subsequent that the purchaser of such controlling interest will make a tender offer for the acquisition of all the remaining shares, subject to the terms of and within the time limits prescribed by prevailing legislation and Level 2 Regulations, so that the holders of such shares will receive the same treatment as is accorded to the Selling Controlling Shareholder.

Article 39. A Transfer of Controlling Interest in the Company, either directly or indirectly, in a single transaction or a series of successive transactions, must be agreed upon under a condition precedent or subsequent that the Acquirer  of such controlling interest will make a tender offer for the acquisition of all the remaining shares, subject to the terms of and within the time limits prescribed by prevailing legislation and Level 2 Regulations, so that the holders of such shares will receive the same treatment as is accorded to the Selling Controlling Shareholder.

We proposal changing in the writing of article 39 to suit to the rules of Level 2. There are no legal or economic effects to be analyzed.
Paragraph 1. A Transfer of Controlling Interest in the Bank depends on approval by the Central Bank of Brazil.	Not applicable	Not applicable

Paragraph 2. The Selling Controlling Shareholder shall not transfer title to the shares owned by such Selling Controlling Shareholder, and the Company shall not record any transfer of shares to the Purchaser of the Controlling Power, or anyone who may become the holder of the Controlling Power, unless and until the Purchaser(s) signs/sign the relevant Statement of Consent of Controlling Shareholder(s) referred to in the Level 2 Regulations.

	Not applicable	Not applicable

Paragraph 3. No Shareholders’ Agreement providing for exercise of Controlling Power shall be filed with the Company, at its registered office, if the signatories thereof have not subscribed the Statement of Consent referred to in Par. Two of this Section, such Statement of Consent to be immediately sent to the BM&FBOVESPA.

Not applicable	Not applicable

Article 40. The tender offer mentioned in the preceding Section must also be made:

I. upon an assignment for financial consideration of interests exercisable for newly-issued shares and other securities or interests convertible into or exercisable for newly-issued shares which may result in a transfer of Control of the Company; or

II. in the event of a transfer of Controlling Interest in the Controlling Shareholder of the Company, in which case the Selling Controlling Shareholder will be required to disclose to the BM&FBOVESPA the value assigned to the Company in such sale, as well as the supporting documentation therefore.

Not applicable	Not applicable

Article 41. Any person that is already a shareholder of the Company and acquires the Controlling Power of the Company, as a result of a share purchase agreement entered into with the Controlling Shareholder for any number of shares, will be required:

I. to make a tender offer as provided in Section 39 of these Bylaws; and

II. to compensate any shareholders from whom such person may have purchased shares on a stock exchange within a period of six (6) months preceding the date of a Transfer of Controlling Interest in the Company for the excess, if any, of the price paid for such Controlling Interest over the market quotation of the Company’s shares during the aforesaid period, as properly adjusted according to the positive variation in the Extended Consumer Price Index (Índice de Preços ao Consumidor Amplo – IPCA) published by the Instituto Brasileiro de Geografia e Estatística – IBGE up to the date of payment of such compensation.

Article 41. Any person that is already a shareholder of the Company and acquires the Controlling Power of the Company, as a result of a share purchase agreement entered into with the Controlling Shareholder for any number of shares, will be required:

I. to make a tender offer as provided in Section 39 of these Bylaws; and

II. to pay under listed below, an amount equal to the difference between the public offering price per share and the amount paid eventually acquired on a stock exchange within a period of six (6) months preceding the date of a Transfer of Controlling Interest in the Company. Reffered value shall be distribut between all persons whon sell Company’s shares on floors of the Stock Exchange where the acquirer realized the acquisitions, proportionally to the net balance of each daily vendor, being up to BM&FBOVESPA to operacionalize the distribution, pursuant to the its regulament.

We propose changing the wording of item II of art. 41 to make her clearer include criterion of distribution of amounts to be paid as compensation.

There are no legal and economic effects to be analyzed.

Sole paragraph. Following a Transfer of Controlling Interest, the Purchaser shall take action as appropriate within a period of six (6) months after the acquisition of Control to restore the minimum twenty-five percent (25%) requirement of the total outstanding shares of the Company, if necessary.

Sole paragraph. Following a Transfer of Controlling Interest of the Company, the Acquirer  shall take action as appropriate within a period of six (6) months after the acquisition of Control to restore the minimum twenty-five percent (25%) requirement of the total outstanding shares of the Company, if necessary.

We propose changing on the writing of the sole paragraph of article 41 to adequacy of the rules of Level 2. There are no legal or economics effects to be analyzed.

Part III – Cancellation of Registration as a Publicly-Held Company and Delisting from Level 2	Part III – Cancellation of Registration as a Publicly-Held Company and Delisting from Level 2

Article 42. The minimum tendered price stated in a tender offer to be mandatorily made to all minority shareholders by the Controlling Shareholder or the Company for the purpose of cancellation of registration as a publicly-held company shall be equal to the Economic Value determined according to the valuation report mentioned in Section 44 of these Bylaws.

Article 42. The minimum tendered price stated in a tender offer to be mandatorily made to all minority shareholders by the Controlling Shareholder or the Company for the purpose of cancellation of registration as a publicly-held company shall be equal to the Economic Value determined according to the valuation report mentioned in Section 46  of these Bylaws, respecting the laws and regulations applicable.

We propose changing on the writing of article 42 to adequacy of the rules of Level 2. There are no legal or economics effects to be analyzed.

Article 43. Should it be resolved at a special shareholders’ meeting that: (i) the Company should delist from Level 2 so that its shares may be traded outside Level 2; or (ii) a corporate restructuring should be made pursuant to which the shares of the resulting company are not admitted to trading as Level 2 shares, the Controlling Shareholder shall make a tender offer for the acquisition of the remaining shares of the Bank, and the minimum tendered price shall be equal to the Economic Value determined according to a valuation report as mentioned in Section 44 of these Bylaws, subject to applicable statutory and regulatory provisions. Immediate notice shall be given of the tender offer to the BM&FBOVESPA and the market following the shareholders’ meeting at which the delisting or restructuring, as the case may, is approved.

Article 43. Should it be resolved at a special shareholders’ meeting that: (i) the Company should delist from Level 2 so that its securities issued may be traded to negotiate outside Level 2; or (ii) in according to the operation of corporate restructuring should be made pursuant to which the shares of the resulting company are not admitted to trading as Level 2 shares, within 120 (one hundred and twenty) day from the date of the General Meeting which approved referred operation, the Controlling Shareholder shall make a tender offer for the acquisition of the remaining shares of the Bank, and the minimum tendered price shall be equal to the Economic Value determined according to a valuation report as mentioned in Section 46 of these Bylaws, subject to applicable statutory and regulatory provisions. Immediate notice shall be given of the tender offer to the BM&FBOVESPA and the market following the shareholders’ meeting at which the delisting or restructuring, as the case may, is approved.

We propose to change the wording to attend to the Regulation of Level 2.

The legal impact in general is that the companies due to corporate restructuring will have a time to suit the Regulation, if they wish to remain in the segment, which may be positive for all shareholders.

There is no economic impact to be analyzed.

Sole paragraph. The tender offer mentioned in the leading provision of Section 43 will not be required if delisting from Level 2 is for the purpose of execution of the New Market Participation Agreement.

Not applicable	Not applicable

Article 44. In case of does not have a Controlling Shareholder, whenever approved, on General Meeting: (i) the cancellation of Company registration, the Company shall effect a public offer of shares issued, provided that in that case, can only acquire the shares owned by shareholders who voted in favor of cancellation of registration on the deliberations at the General Meeting after having acquired the shares belonging to other shareholders who have not voted in favor of that resolution and have accepted the public offer or (ii) the output of the Company from Level 2 so that its shares shall be registered out of Level 2, or (iii) a corporate reorganization pursuant to sub item (ii) of caption of article 43, the output shall be conditional to the public offering to acquire shares on the same conditions previewed on the article above.

Proposal for inclusion of articles and items to adapt to the new Regulation of Level 2. These are procedures to be adopted in case of need of public offering if the company has no controlling shareholder.

There are no legal and economic impacts to be analyzed

Paragraph 1. The General Meeting referred shall defined the responsible(s) for the public offer to acquire shares, which one(s), present at the Meeting, shall expressly assume the obligation to realize the offer.

Proposal for inclusion of articles and items to adapt to the new Regulation of Level 2. These are procedures to be adopted in case of need of public offering if the company has no controlling shareholder.

There are no legal and economic impacts to be analyzed

Paragraph 2. On the lack of definition of those responsible to realize the public offer to acquire shares, in case of corporate reorganization operation, which the resulting company does not have its securities admitted to trading on Level 2 of Corporate Governance; it is up to shareholders whom voted for to the corporate reorganization make such offer.

Proposal for inclusion of articles and items to adapt to the new Regulation of Level 2. These are procedures to be adopted in case of need of public offering if the company has no controlling shareholder.

There are no legal and economic impacts to be analyzed

Art. 45. The outputting from Level 2 because of noncompliance with the obligations contained in the Regulation of Level 2 is conditioned to the effective public offer to acquire shares, at least, from the Economic Value of the shares, to be determined in an valuation report treated on article 46 hereof this Company’s Bylaws, complied with the laws and regulations applicable.

Proposal for inclusion of articles and items to adapt to the Regulation of Level 2. It is an hypotheses of delist the Company at Level 2 because of noncompliance with the obligations contained in the regulations, and procedures to be adopted for the public offering of shares to be held, considering the presence and absence of a controlling shareholder.

There are no legal and economic impacts to be analyzed.

Paragraph 1. The Controlling Shareholder shall affect the public offer to acquire shares referred on the caption of this article.

Proposal for inclusion of articles and items to adapt to the Regulation of Level 2. It is an hypotheses of delist the Company at Level 2 because of noncompliance with the obligations contained in the regulations, and procedures to be adopted for the public offering of shares to be held, considering the presence and absence of a controlling shareholder.

There are no legal and economic impacts to be analyzed.

Paragraph 2. In the event of there is no controlling shareholder and the output of the Level 2 referred on the caption of this article throughout because of deliberation of the General Meeting, the shareholders who voted in favor of the resolution which implied on the respective noncompliance, shall effective the public offer to acquire shares previewed on the caption of this article.

Proposal for inclusion of articles and items to adapt to the Regulation of Level 2. It is an hypotheses of delist the Company at Level 2 because of noncompliance with the obligations contained in the regulations, and procedures to be adopted for the public offering of shares to be held, considering the presence and absence of a controlling shareholder.

There are no legal and economic impacts to be analyzed.

Paragraph 3. In the event of there is no controlling shareholder and the output of the Level 2 referred on the caption of this article throughout because of a management act or event, the directors of the Company shall call a General Meeting of shareholders whose agenda shall be the deliberation of how to remedy the noncompliance of the obligations from the Regulation of Level 2 or, if appropriate, resolve to the output of the Company from Level 2.

Proposal for inclusion of articles and items to adapt to the Regulation of Level 2. It is an hypotheses of delist the Company at Level 2 because of noncompliance with the obligations contained in the regulations, and procedures to be adopted for the public offering of shares to be held, considering the presence and absence of a controlling shareholder.

There are no legal and economic impacts to be analyzed.

Paragraph 4. In case of the mentioned General Meeting on paragraph 3 above resolve by the output of the Company from Level 2, this General Meeting shall define the responsible(s) for the public offer to acquire shares referred on the caption of this article, which one(s), present(s) on the Meeting, shall expressly assume the obligation to make the offering.

Proposal for inclusion of articles and items to adapt to the Regulation of Level 2. It is an hypotheses of delist the Company at Level 2 because of noncompliance with the obligations contained in the regulations, and procedures to be adopted for the public offering of shares to be held, considering the presence and absence of a controlling shareholder.

There are no legal and economic impacts to be analyzed.

Art. 44. The valuation report referred to in Sections 42 and 43 of these Bylaws shall be prepared by an institution or expert firm of recognized experience, unrelated to the Bank, its directors, officers and Controlling Shareholder, and respective decision-making authority, in accordance with the requirements set out in par. one of section eight of the Law No. 6,404/76, and shall contain an acknowledgement of responsibility as required under par. six of the said section eight.

Art. 46. The valuation report referred to the Title IX of these Bylaws shall be prepared by an institution or expert firm of recognized experience, unrelated to the Bank, its directors, officers and Controlling Shareholder, and respective decision-making authority, in accordance with the requirements set out in par. one of section eight of the Law No. 6,404/76, and shall contain an acknowledgement of responsibility as required under par. six of the said section eight.

Renumbered due to the inclusion of Articles 44 and 45 and change in the writing of art. 46 to unify the terminology used in the Bylaws. There are no legal or economic effects to be analyzed.

Paragraph 1. Selection of the institution or expert firm responsible for determining the Economic Value of the Bank as mentioned in said Sections 42 and 43 is reserved to the shareholders’ meeting based on a three-name list of firms proposed by the Board of Directors. Action thereon shall be taken by the affirmative vote of an absolute majority of the Outstanding Shares at the shareholders’ meeting at which such action is proposed to be taken, each share being entitled to one vote, regardless of type or class; provided that, if the meeting mentioned in this Par. One is convened on first call, a quorum shall consist of shareholders representing not less than twenty percent (20%) of all outstanding shares or, if the meeting is convened on second call, a quorum may consist of any number of shareholders present owning Outstanding Shares.

Paragraph 1. Selection of the institution or expert firm responsible for determining the Economic Value of the Bank as mentioned in said on the Title IX of these Bylaws is reserved to the shareholders’ meeting based on a three-name list of firms proposed by the Board of Directors. Action thereon shall be taken by the affirmative vote of the shareholders representing an absolute majority of the Outstanding Shares presents at the shareholders’ meeting at which such action is proposed to be taken, each share being entitled to one vote, regardless of type or class; provided that, if the meeting mentioned in this Par. One is convened on first call, a quorum shall consist of shareholders representing not less than twenty percent (20%) of all outstanding shares or, if the meeting is convened on second call, a quorum may consist of any number of shareholders present owning Outstanding Shares.

Change in the writing of the paragraph 1 of the article 46 to unify the terminology used in the Bylaws. There are no legal or economic effects to be analyzed.

Paragraph 2. The costs of preparing the valuation report shall be fully borne by the persons responsible for making the tender offer.	Not applicable	Not applicable

Part IV – Common Provisions	Part IV – Common Provisions

Article 45. A single tender offer may be made for more than one of the purposes mentioned in this Article IX of these Bylaws or in the regulations issued by the CVM, provided that it is possible to harmonize the requirements for the various forms of tender offer, that no loss is incurred by any offeree and that, where required under applicable legislation, the CVM’s authorization is obtained.

Article 47. A single tender offer may be made for more than one of the purposes mentioned in this Article IX of these Bylaws or in the regulations issued by the CVM, provided that it is possible to harmonize the requirements for the various forms of tender offer, that no loss is incurred by any offeree and that, where required under applicable legislation, the CVM’s authorization is obtained.

Change in the numbering due to the inclusion of Articles 44 and 45.

Article 46. The Company or the shareholders responsible for making a tender offer under this Article IX of these Bylaws or under the regulations issued by the CVM, may secure the making of such tender offer through any shareholder, a third party or, as the case may be, the Company. Neither the Company nor a shareholder, as the case may be, are relieved from the obligation to make the tender offer until the tender offer has been made in accordance with all applicable regulations.

Article 48. The Company or the shareholders responsible for making a tender offer under this Article IX of these Bylaws or under the regulations issued by the CVM, may secure the making of such tender offer through any shareholder, a third party or, as the case may be, the Company. Neither the Company nor a shareholder, as the case may be, are relieved from the obligation to make the tender offer until the tender offer has been made in accordance with all applicable regulations.

Change in the numbering due to the inclusion of Articles 44 and 45.

Sole Paragraph. The provisions of the Level 2 Regulation shall prevail over the Company’s bylaws provisions, in case of prejudice to the rights of recipients of the public offerings previewed on these Bylaws.

Insertion of the sole paragraph to suit with the Level 2 Regulation. There is no legal and economic impact to be analyzed.

SECTION X ARBITRATION	SECTION X ARBITRATION

Article 47. The Bank, its shareholders, directors and officers and members of the Fiscal Council agree that any and all disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of any violation, of the provisions contained in the Level 2 Corporate Governance Good Practices Agreement, the Level 2 Regulations, the Rules of Arbitration of the Market Arbitration Panel of the BM&FBOVESPA (“Rules of Arbitration”), these Bylaws, the provisions of Law No. 6,404/76, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil and the CVM, the regulations of the BM&FBOVESPA and in all other rules applicable to the operation of capital markets, generally, will be settled by arbitration conducted by the Market Arbitration Panel in accordance with its Rules of Arbitration.

Article 49. The Bank, its shareholders, directors and officers and members of the Fiscal Council agree that any and all disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of any violation, of the provisions contained in the Level 2 Corporate Governance Good Practices Agreement, the Level 2 Regulations, the Rules of Arbitration of the Market Arbitration Panel of the BM&FBOVESPA (“Rules of Arbitration”), of the Penalties Regulation, on these Bylaws, the provisions of Law No. 6,404/76, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil and the CVM, as well as the regulations of the BM&FBOVESPA and in all other rules applicable to the operation of capital markets, generally, will be settled by arbitration conducted by the Market Arbitration Panel in accordance with its Rules of Arbitration.

Change in the numbering due to the inclusion of Articles 44 and 45 and change on the writing of the article 49 to adequacy to suit the rules of Level 2.

There are no legal or economics effects to be analyzed.

Paragraph 1. The arbitration proceeding will be instituted before the Market Arbitration Panel, pursuant to its Rules of Arbitration.	Not applicable	Not applicable

Paragraph 2. Without prejudice to the validity of this arbitration clause, any party to an arbitration proceeding will be entitled to resort to court for the purpose of obtaining urgent injunctive relief for protection of rights, if and when necessary, whether in the course of an arbitration proceeding previously instituted or in advance of commencement of an arbitration proceeding, provided that, as soon as such injunctive relief is obtained, jurisdiction to adjudicate the merits of the proceeding which is pending or about to be instituted will immediately vest again in the arbitral tribunal.

Paragraph 2. Without prejudice to the validity of this arbitration clause, the application emergency measures by the Parties before the Arbitral Tribunal constituted, shall be sent to the Judiciary, in accordance with item 5.1.3 of the Rules of Arbitration of the Market Arbitration.

Change in the wording of § 2 of art. 49 to suit the new Rules of the Board of the Market Arbitration Chamber.

The legal effect change is presented by the restricting the possibility of requesting precautionary measures to the Judiciary after the constitution of the Arbitral Tribunal. Before the change it was permitted to ask for them at any time by the Judiciary.

Paragraph 3. The law applicable to the merits of any and all disputes, as well as to the enforcement, interpretation and validity of this arbitration agreement will be solely the Brazilian law. The arbitral tribunal will be composed of three arbitrators appointed as set forth in section 7.8 of the Rules of Arbitration.

Paragraph 3. The law applicable to the merits of any and all disputes, as well as to the enforcement, interpretation and validity of this arbitration agreement will be solely the Brazilian law. ~~The arbitral tribunal will be composed of three arbitrators appointed as set forth in section 7.8 of the Rules of Arbitration.~~

Change in the wording of § 3 of art. 49 to suit the new Rules of the Board of the Market Arbitration Board.
This is the possibility of composition of the tribunal by a single arbitrator in case of lower complexity or on agreement of the parties.
The economic effects of this change are the reduction of costs to be spent on the fees of the arbitrators.

Paragraph 4. The arbitration will be held in the City of São Paulo, State of São Paulo, where the award shall be made. The arbitration shall be managed by the Market Arbitration Panel, and the relevant provisions of the Rules of Arbitration will govern the conduct of, and the award made in, the arbitration.

	Not applicable	Not applicable

SECTION XI LIQUIDATION	SECTION XI LIQUIDATION

Article 48. The Company will be liquidated in the cases provided by law. The shareholders’ meeting will have the authority to determine the manner of liquidation and to elect the liquidator and, where applicable, the Fiscal Council that will function during the period of liquidation.

Article 50. The Company will be liquidated in the cases provided by law. The shareholders’ meeting will have the authority to determine the manner of liquidation and to elect the liquidator and, where applicable, the Fiscal Council that will function during the period of liquidation.

Change in the numbering due to the inclusion of Articles 44 and 45.

SECTION XII ISSUANCE OF UNITS	SECTION XII ISSUANCE OF UNITS
Article 49. The Company may provide for the issuance of certificates of deposit of shares (hereinafter referred to as “Units”, or individually, as a “Unit”).	Article 51. The Company may provide for the issuance of certificates of deposit of shares (hereinafter referred to as “Units”, or individually, as a “Unit”).	Change in the numbering due to the inclusion of Articles 44 and 45.

Paragraph 1. Each Unit will comprise fifty-five (55) common shares and fifty (50) preferred shares issued by the Company, provided that the Board of Directors may establish transition rules for the composition of Units by virtue of an increase in capital stock approved by the Central Bank of Brazil. During such transition period, the Units may comprise share subscription receipts. The Units will be in book-entry form.

	Not applicable	Not applicable

Paragraph 2. The Units will be issued in connection with a primary or secondary distribution or upon a request of any interested shareholders, subject to rules to be established by the Board of Directors pursuant to these Bylaws.

	Not applicable	Not applicable
Paragraph 3. Only shares that are free from liens and encumbrances may be deposited in connection with an issuance of Units.	Not applicable	Not applicable
Article 50. Except in the event of cancellation of Units, title to the shares that comprise the Units will be transferred only through a transfer of Units.	Article 52. Except in the event of cancellation of Units, title to the shares that comprise the Units will be transferred only through a transfer of Units.	Change in the numbering due to the inclusion of Articles 44 and 45.

Article 51. A holder of Units will be entitled, at any time, to request the depository financial institution to cancel the Units and deliver the relevant shares deposited, subject to rules to be established by the Board of Directors pursuant to these Bylaws.

Article 53. A holder of Units will be entitled, at any time, to request the depository financial institution to cancel the Units and deliver the relevant shares deposited, subject to rules to be established by the Board of Directors pursuant to these Bylaws.

Change in the numbering due to the inclusion of Articles 44 and 45.
Paragraph 1. The cost of transferring title to and cancelling Units may be charged to the holder thereof	Not applicable	Not applicable

Paragraph 2. The Board of Directors of the Company may, at any time, suspend for a definite period the possibility of issuance or cancellation of Units set forth, respectively, in Section 49, Par. Two, and in the leading provision of this Section, in the event of commencement of a primary and/or secondary distribution of Units in the local and/or international markets, provided that, in such case, the suspension period shall not be in excess of one hundred eighty (180) days.

Paragraph 2. The Board of Directors of the Company may, at any time, suspend for a definite period the possibility of issuance or cancellation of Units set forth, respectively, in article 51, Paragraph Two, and in the leading provision of this Section, in the event of commencement of a primary and/or secondary distribution of Units in the local and/or international markets, provided that, in such case, the suspension period shall not be in excess of one hundred eighty (180) days.

Change in the numbering due to the inclusion of Articles 44 and 45.
Paragraph 3. Units that are subject to liens, encumbrances or charges cannot be cancelled.	Paragraph 3. Units that are subject to liens, encumbrances or charges cannot be cancelled.	Not applicable
Article 52. The Units will entitle their holders to the same rights and privileges as the shares deposited.	Article 54. The Units will entitle their holders to the same rights and privileges as the shares deposited.	Change in the numbering due to the inclusion of Articles 44 and 45.

Paragraph 1. The right to attend shareholders’ meetings of the Company and to exercise at such meetings all the privileges attaching to the shares that comprise the Units, subject to proof of ownership, is vested exclusively in the holder of such Units. Any holder of Units may attend meetings of shareholders of the Company by proxy, under a proxy instrument given pursuant to the terms of Section Six, Par. Two of these Bylaws.

Not applicable	Not applicable

Paragraph 2. In the event of a stock split, reverse stock split, issuance of stock dividends or issuance of new shares through the capitalization of profits or reserves, the following rules shall apply with respect to the Units:

Not applicable	Not applicable

(i) If there is an increase in the number of shares issued by the Company, the depository financial institution will enter the deposit of the new shares and will credit the new Units to the account of their respective holders in order to reflect the new number of shares held by the holders of Units, observing at all times a proportion of fifty-five (55) common shares and fifty (50) preferred shares issued by the Company for each Unit, provided that, where any shares are not sufficient for the creation of Units, such shares will be credited directly to the shareholders, without issuance of any Units.

Not applicable	Not applicable

(ii) If there is a reduction in the number of shares issued by the Company, the depository financial institution will debit the Units to custody accounts of the holders of shares subject to a reverse stock split, and will automatically cancel Units in an amount sufficient to reflect the new number of shares held by the holders of Units, observing at all times a proportion of fifty-five (55) common shares and fifty (50) preferred shares issued by the Company for each Unit, provided that, where the remaining shares are not sufficient for the creation of Units, such shares will be delivered directly to the shareholders, without issuance of any Units.

Not applicable	Not applicable

Article 53. In the event of exercise of a preemptive right for subscription of shares issued by the Company, if any, the depository financial institution will create new Units through an entry in the book-entry form Unit register and will credit such Units to the respective holders in order to reflect the new number of preferred shares and common shares issued by the Company that are deposited in the custody account for the Units, observing at all times a proportion of fifty-five (55) common shares and fifty (50) preferred shares issued by the Company for each Unit, provided that, where any shares are not sufficient for the creation of Units, such shares will be credited directly to the shareholders, without issuance of any Units. In the event of exercise of a preemptive right for subscription of other securities issued by the Company, no Units will be automatically credited.

Article 55. In the event of exercise of a preemptive right for subscription of shares issued by the Company, if any, the depository financial institution will create new Units through an entry in the book-entry form Unit register and will credit such Units to the respective holders in order to reflect the new number of preferred shares and common shares issued by the Company that are deposited in the custody account for the Units, observing at all times a proportion of fifty-five (55) common shares and fifty (50) preferred shares issued by the Company for each Unit, provided that, where any shares are not sufficient for the creation of Units, such shares will be credited directly to the shareholders, without issuance of any Units. In the event of exercise of a preemptive right for subscription of other securities issued by the Company, no Units will be automatically credited.

Change in the numbering due to the inclusion of Articles 44 and 45.

Article 54. The holders of Units will be entitled to receive shares as a result of a spin-off, merger or consolidation involving the Company. In any such event, the Units will always be created or cancelled, as the case may be, through an entry in the book-entry form Unit register in the name of the BM&FBOVESPA, as the fiduciary owner thereof, and the BM&FBOVESPA will credit them to the custody accounts of the respective Unit holders. In the event that any shares are attributed to the holders of Units and such shares are not sufficient for the creation of new Units, such shares will be deposited with the BM&FBOVESPA, as the fiduciary owner of the Units, and the BM&FBOVESPA will credit them to the custody accounts of the respective holders.

Article 56. The holders of Units will be entitled to receive shares as a result of a spin-off, merger or consolidation involving the Company. In any such event, the Units will always be created or cancelled, as the case may be, through an entry in the book-entry form Unit register in the name of the BM&FBOVESPA, as the fiduciary owner thereof, and the BM&FBOVESPA will credit them to the custody accounts of the respective Unit holders. In the event that any shares are attributed to the holders of Units and such shares are not sufficient for the creation of new Units, such shares will be deposited with the BM&FBOVESPA, as the fiduciary owner of the Units, and the BM&FBOVESPA will credit them to the custody accounts of the respective holders.

Renumbering

SECTION XIII GENERAL AND TRANSITION PROVISIONS	SECTION XIII GENERAL AND TRANSITION PROVISIONS
Article 55. Cases omitted from these Bylaws will be governed by principles of law and by laws, decrees, resolutions and other statutory provisions of the appropriate authorities.

Article 57. Cases omitted from these Bylaws will be governed by principles of law and by laws, decrees, resolutions and other statutory provisions of the appropriate authorities, respecting the Level 2 Regulation.

Change in the numbering due to the inclusion of Articles 44 and 45 and change in the writing of article 57 to adequacy to the Level 2 rules. There are no legal or economic effects to be analyzed.

Article 56.The provisions of Article IX, as well as the rules under Level 2 Regulations mentioned in Section Nine of these Bylaws will become effective only after the date on which the Level 2 Corporate Governance Good Practices Agreement becomes effective.

~~Article 58.The provisions of Article IX, as well as the rules under Level 2 Regulations mentioned in Section Nine of these Bylaws will become effective only after the date on which the Level 2 Corporate Governance Good Practices Agreement becomes effective.~~

We propose to exclude the article 58 since it is not applicable to the Company because it is already listed on the Level 2. There are no legal or economic effects to be analyzed.

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EXHIBIT II

RELATED DOCUMENTS AND LINKS

All documents mentioned herein may be found in the links below. Additionally, these links include the following additional documents of interest to shareholders:

▪    www.ri.santander.com.br:  Information about the bank, such as corporate governance practices, and economic and financial results for previous years and quarters.

▪    www.bmfovespa.com.br:  Level 2 Listing Regulations.

▪    www.cvm.gov.br:  Corporate Law, CVM Instructions No. 480 and CVM Instruction No. 481.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 11, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer